UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Annual Financial Report

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism copies of each of the following documents:

- Annual Report and Accounts for the year ended 31 December 2010

- The Notice of Annual General Meeting to be held on 28 April 2011

- The rules of the Pearson Long-Term Incentive Plan

Links to PDF files of the above documents are attached below and these documents are also available on the Pearson plc website at http://www.pearson.com/investors

Annual Report and Accounts for the year ended 31 December 2010

http://www.pearson.com/investor/ar2010/shareinfo/pearson_RA-2010.pdf

Notice of Annual General Meeting

http://www.pearson.com/investor/ar2010/shareinfo/13544_NOM2011.pdf

The rules of the Pearson Long-Term Incentive Plan

http://www.pearson.com/media/files/cosec/PEARSON%2DLTIP%2DRULES%2D2011.pdf

The documents will shortly be available for inspection on the National Storage Mechanism website: http://www.hemscott.com/nsm.do

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2010 (the "2010 Annual Report and Accounts").

The information below, which is extracted from the 2010 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 28 February 2011. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2010 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2010 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the directors, whose names and functions are listed on pages 48 and 49, confirm that to the best of their knowledge and belief:

•      The Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group and company; and

•      The directors' report contained in the annual report includes a fair review of the development and performance of the business and the position of the company and Group, together with a description of the principal risks and uncertainties that they face.

The directors also confirm that, for all directors in office at the date of this report:

a) so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware; and

b) they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 7 March 2011 and signed on its behalf by

Philip Hoffman
Secretary"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates
Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. There are no material amounts falling due from joint ventures and associates.

Key management personnel
Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

"Our principal risks and uncertainties are outlined below. These are the most significant risks that may adversely affect our business strategy, financial position or future performance. The risk assessment process evaluates the probability of the risk materialising and the financial or strategic impact of the risk. Those risks which have a strong probability and significant impact on strategy, reputation or operations or a financial impact greater than £40 million are identified as principal risks. The risk assessment and reporting criteria are designed to provide the board with a consistent, Group-wide perspective of the key risks. The reports to the board, which are submitted every six months, include an assessment of the probability and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness.

We conduct regular risk reviews to identify risk factors which may affect our business and financial performance and to assist management in prioritising their response to those risks. Our Group internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures and controls to mitigate these risks. These reviews are designed so that the different businesses are able to tailor and adapt their risk management processes to suit their specific circumstances. Management is responsible for considering and executing the appropriate action to mitigate these risks whenever possible. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance.

In addition to the principal risks described here, further information on other risks and how they are addressed can be found on pages 172 and 173."

Risk	Mitigating factors
Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies.
We are transforming our products and services for the digital environment along with managing our print inventories. Our content is being adapted to new technologies across our businesses and is priced to drive demand. We develop new distribution channels by adapting our product offering and investing in new formats. We are actively monitoring contraction in the consumer book market to minimise the downturn of bankruptcy.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.
We draw on our experience of developing businesses outside our core markets and our existing international infrastructure to manage specific country risks. We have strengthened our financial control and managerial resources in these markets to mange expansion. The diversification of our international portfolio, and relative size of 'emerging markets' in relation to the Group, further minimises the effect any one territory could have on the overall Group results.

Our US educational solutions and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programs, policy decisions, legislation at both at the federal and state level and/or changes in the state procurement processes.

We actively monitor changes through participation in advisory boards and representation on standard setting committees. Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering when compared to our competitors, thereby reducing our reliance on any particular funding stream in the US market. We monitor changes as they occur and would work through lobbyists and the AAP to influence decision-making. We are also monitoring municipal funding and the impact on our education receivables.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage.
We seek to minimise the risk of a breakdown in our student marking with the use of robust quality assurance procedures and controls and oversight of contract performance, combined with our investment in technology, project management and skills development of our people.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.
We review our funding arrangements every three years and will take steps to ensure pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the company.

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.
We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, advances in technology, as well as recourse to law as necessary. Data rights management standards and monitoring programmes have been developed. We have established a piracy task force to identify weaknesses and remediate breaches. We monitor activities and regulations in each market and take legal action where necessary.

A major data privacy breach may cause reputational damage to our brands and financial loss.
Through our global security office under the direction of our Chief Security Officer, we have established various data privacy and security programmes. We constantly test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation and contractual requirements. We regularly monitor regulation changes to assess impact on existing processes and programmes.

Operational disruption to our business caused by our third party providers, a major disaster and/or external threats could restrict our ability to supply products and services to our customers.
We have developed business continuity arrangements, including IT disaster recovery plans and back-up delivery systems, to minimise any business disruption in the event of a major disaster. The governance structure, overseen by a global coordinator, provides the capability to centrally monitor all related activities. Full contingency plans have been completed for all high and medium risk locations and are updated on a regular basis. Insurance coverage may minimise any losses in certain circumstances.

LEGAL NOTICE

"This document contains forward-looking statements which are made by the directors in good faith based on information available to them at the time of approval of this report. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  24 March 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary